Exhibit 2.7

FORM OF TRADEMARK ASSIGNMENT AND LICENSE AGREEMENT

THIS TRADEMARK ASSIGNMENT AND LICENSE AGREEMENT, dated as of May     , 2006 (“Effective Date”), is made and entered by and among Sprint Nextel Corporation, a Kansas corporation on behalf of itself and its all of its controlled affiliates (“Sprint”), on the one hand, and Embarq Corporation, a Delaware corporation (“Embarq”), and the other parties set forth on the signature pages to this agreement (collectively with Embarq, the “Embarq Group”).

RECITALS

A. Sprint and Embarq entered into a Separation and Distribution Agreement, dated as of May     , 2006 (the “Distribution Agreement”). Capitalized terms used and not otherwise defined in this agreement will have the meanings ascribed to such terms in the Distribution Agreement).

B. In connection with the Distribution Agreement, Sprint assigns certain trademarks, service marks, design marks and logos as set forth on Attachment A (the “Assigned Marks”) to Embarq, pursuant to the terms and subject to the conditions of this agreement.

C. In connection with the Distribution Agreement, Sprint and Embarq agree to a transitional phase-out period during which Embarq desires to utilize, and Sprint is willing to permit the utilization of, certain trademarks, service marks, design marks and logos as set forth on Attachment B as the parties may mutually agree to amend from time to time (the “Sprint Marks”) in connection with the telecommunications, equipment distribution and related products and services to be provided by Embarq, pursuant to the terms and subject to the conditions of this agreement.

NOW THEREFORE, in consideration of the of the premises and the mutual promises in this agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by Sprint and the Embarq Group, Sprint and the Embarq Group hereby agree as follows:

1.	Embarq Marks. Sprint assigns all of its right, title and interest in the Assigned Marks, including relevant trademark applications and registrations, and all goodwill associated with the Assigned Marks, to Embarq. Embarq will record the Memorandum of Assignment attached as Attachment C as it deems necessary and at its sole expense. Sprint will take additional steps and sign additional documents as reasonably requested by Embarq to perfect this assignment.

1.1	Sprint acknowledges that the Embarq Group is the owner of all right, title and interest in and to the Assigned Marks and other marks owned by the Embarq Group set forth on Attachment D as the parties may mutually agree to amend from time to time (together, the “Embarq Marks”), and Sprint further acknowledges that, subject to Section 1.3, it has no ownership interest in the Embarq Marks and will not acquire any ownership interest in the Embarq Marks by reason of this agreement. Sprint will take additional steps and sign additional documents as reasonably requested by Embarq to secure trademark registration or other intellectual-property protection for the Embarq Marks.

1.2	Sprint will not at any time do or knowingly permit to be done any act or thing that would or would reasonably be likely to impair the rights of the Embarq Group in and to the Embarq Marks or adversely affect the validity of the Embarq Marks.

1.3	For the avoidance of doubt, Sprint may use portions of the Embarq Marks that it reasonably determines are descriptive or generic. For example, although EMBARQ SELECT SOLUTIONS is an Embarq Mark, Sprint could use “SELECT SOLUTIONS” without violating this Agreement.

2.	License of Sprint Marks. Subject to the terms and conditions of this agreement, the Embarq Group will have a non-exclusive, revocable (under Section 7.1), royalty-free right to use the Sprint Marks in the conduct of its business in a manner substantially consistent with its current use throughout the Term (as defined in Paragraph 6). The Embarq Group acquires no right or interest in any other Sprint trademark, service mark, corporate name, trade name, trading style, logo or any other indicia. The Embarq Group will also have a revocable, non-exclusive, royalty-free right to use the Sprint Marks in combination with the Embarq Marks consistent with the use identified in Attachment E and other mutually agreed uses, with the descriptive phrases “Your telecommunications company is becoming EMBARQ” and “Your telecommunications company is now EMBARQ.” The Embarq Group agrees that it will not use the Sprint Marks in connection with any domain names, except as permitted in the Transition Services Agreement.

3.	Ownership of Sprint Marks. The Embarq Group acknowledges that Sprint is the owner of all right, title and interest in and to the Sprint Marks, and the Embarq Group further acknowledges that it has not acquired any ownership interest in the Sprint Marks and will not acquire any ownership interest in the Sprint Marks by reason of this agreement. All goodwill from the Embarq Group’s use of the Sprint Marks will inure to Sprint’s benefit.

3.1	The Embarq Group will not at any time do or knowingly permit to be done any act or thing that would or would reasonably be likely to impair the rights of Sprint in and to the Sprint Marks, adversely affect the validity of the Sprint Marks or disparage or defame Sprint.

4.	Protection of Trademark Rights. If the Embarq Group becomes aware of any activities amounting to possible infringement or unlawful interference with the Sprint Marks or any part of the Sprint Marks, the Embarq Group will immediately notify Sprint of the possible infringement or unlawful interference and, at Sprint’s request, provide Sprint with its reasonable assistance and cooperation. Sprint will, in its sole discretion, determine the course of action to be taken. Sprint will reimburse the Embarq Group for all reasonable out-of-pocket costs and expenses, including reasonable attorneys fees, incurred as a result of such assistance and cooperation.

5.	Quality Control. Any use of the Sprint Marks by the Embarq Group will be in accordance with the high quality standards of Sprint as exemplified by Embarq’s past use of the Sprint Marks. The Embarq Group will adhere to the trademark usage guidelines attached as Attachment F. The Embarq Group will provide representative samples of its use of the Sprint Marks to Sprint upon Sprint’s request, but Sprint will not request samples more frequently than once ever six months (except as reasonably necessary to confirm Embarq’s cure of a noticed material breach under Section 7.1).

6.	Indemnity. All claims for indemnification with respect to the subject matter of this agreement, will be governed by Article 6 of the Distribution Agreement, as if that Article were incorporated directly into this agreement.

7.	Term. This agreement will be in effect for 24 months after the Effective Date, unless earlier terminated as provided under this Section 7 or extended by mutual agreement of the parties (the “Term”).

7.1	Subject to Section 13, either party may terminate this agreement upon 60 days written notice if the other party materially breaches this agreement and does not cure the breach to the non-breaching party’s reasonable satisfaction within that 60-day period.

7.2	Upon the termination or expiration of this agreement, the rights and license granted hereunder will revert to Sprint, and the Embarq Group thereafter will not in any way use the Sprint Marks, except as contemplated by this Section 7.2. Any remaining inventory of the Embarq Group products under the control of any member of the Embarq Group that have the Sprint Marks will either be returned to Sprint or destroyed, or disposed of in another manner as directed by Sprint, at Sprint’s sole discretion. If destroyed, Embarq will provide Sprint with written confirmation that all such items have been destroyed and the manner of destruction. For purposes of this agreement, any use of opaque overlays or stickers on products will be deemed to be a destruction of the products, provided that the overlays and stickers are of good quality, cannot be easily removed and fully mask the Sprint Marks, to the satisfaction of Sprint. The Embarq Group will use commercially reasonable efforts to eliminate use of the Sprint Marks prior to the termination or expiration of this agreement. But the parties acknowledge that certain references or uses of the Sprint Marks may be impracticable or impossible to identify and replace by termination or expiration of the agreement. Examples of these uses include the incidental appearance of the Sprint Marks on utility poles, manhole covers or right of way markers. Any such incidental or de minimus use will not be considered a breach of this agreement.

7.3	Any rights or obligations that will have arisen under this agreement prior to the effective date of termination and any rights or obligations arising under this agreement, if applicable, will remain in effect following termination. Termination of this agreement will not be a waiver of any other remedies available to Sprint or the Embarq Group.

8.	Reservation of Rights. Sprint reserves all of its rights pertaining to the subject matter hereof not specifically granted in this agreement to the Embarq Group.

9.	Relationship of Parties. This agreement does not constitute any member of the Embarq Group as the agent or legal representative of Sprint nor does it constitute Sprint as the agent or legal representative of any member of the Embarq Group. Neither the Embarq Group nor Sprint will have any right or authority to assume or create any obligation or responsibility, express or implied, on behalf of or in the name of the other, or to bind the other in any manner.

10.	No Assignment. No member of the Embarq Group will transfer or assign, by contract, by operation of law, by merger, by corporate change or by acquisition or otherwise, any of the license rights granted in this agreement by Sprint to any trustee in bankruptcy, court receiver, firm, corporation or any other Person without the prior written consent of Sprint. Any attempted assignment or delegation in contravention of this provision will be void.

11.	Notices and Statements. All notices to the parties provided for in agreement will be sent in accordance with the provisions of Section 8.04 of the Distribution Agreement, as if that Section were incorporated directly into this agreement, except that any notices to any member of the Embarq Group will be sent to Embarq and be deemed received by all members of the Embarq Group.

12.	Governing Law. The validity, interpretation and enforcement of this agreement will be governed by the laws of the State of Delaware, other than the choice of law provisions thereof.

13.	Dispute Resolution. Any party may give the other party notice of any dispute not resolved in the normal course of business. Within five business days after delivery of such notice, the appropriate brand manager levels at Sprint and Embarq will meet at a mutually acceptable time and place (including via conference call), and as often as they reasonably deem necessary, to exchange relevant information and to attempt to resolve the dispute. If the parties are unable to resolve the dispute at the brand manager level within 10 business days after delivery of the notice, the responsible director levels responsible for brand management at Sprint and Embarq will meet and attempt to resolve the dispute. If the parties are unable to resolve the dispute at the director level within 20 business days after delivery of the notice, the responsible Sprint and Embarq Vice Presidents will meet and attempt to resolve the dispute. If after 30 business days from the delivery of the notice the parties are unable to resolve the dispute at the Vice President level, the Chief Operating Offers of Sprint and Embarq will meet and attempt to resolve the dispute. If after 60 business days from the delivery of the notice the Chief Operating Officers are unable to resolve the dispute, the parties may resort to any other of their rights and remedies under this Agreement or otherwise.

14.

Partial Invalidity. Any non-material provision of this agreement that is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of the invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this agreement or affecting the validity or enforceability of any of the provisions of this agreement in any other jurisdiction. The parties will negotiate in good faith to amend this agreement to replace the unenforceable language with enforceable language which as closely as possible reflects the intent of the parties.

15.	Modification of Agreement and Waiver. This agreement may not be amended except by a writing executed by Sprint and Embarq. Failure of a party to enforce one or more of the provisions of this agreement or to exercise any option or other rights hereunder or to require at any time performance or any of the obligations hereof will not be construed to be a waiver of such provisions by such party nor to, in any way, affect the validity of this agreement or such party’s right thereafter to enforce each and every provision of this agreement, nor to preclude such party from taking any other action at any time which it would legally be entitled to take.

16.	Remedies. If Sprint notifies the Embarq Group that the Embarq Group is using a Sprint Mark beyond an Expiration Date set forth in Attachment B, and that breach was inadvertent, then the Embarq Group must cure that breach within 30 days after Sprint’s notice (or such longer period of time that is reasonably necessary if the breach cannot be cured within 30 days) and advise Sprint of its corrective action. If Sprint notifies the Embarq Group that the Embarq Group has breached this Agreement, and that breach was intentional and unrelated to Sprint’s divestiture of the Embarq Group, then the Embarq Group must cure that breach within five business days after Sprint’s notice and advise Sprint of its corrective action. If the Embarq Group fails to cure a breach as required by this Section, then Sprint may pursue other remedies it has at law or in equity.

16.1	In the event Sprint uses any remedy afforded by this agreement, Sprint will not be deemed to have waived any other rights or remedies available to it under this agreement or otherwise.

17.	Entire Agreement. This agreement, together with the Distribution Agreement and Ancillary Agreements represents the entire agreement of the parties relating to the matters described in this agreement, and no prior representations or agreements, whether written or oral, will be binding on any party unless incorporated into this agreement or agreed to by the party in a writing signed by the party on or after the date of this agreement.

SPRINT NEXTEL CORPORATION
(Corporate Seal)

By:
Name:
Title:
Date:

[EMBARQ CORPORATION]

(Corporate Seal)

By:

Name:

Title:

Date:

[EMBARQ MEMBER]

(Corporate Seal)

By:

Name:

Title:

Date:

[EMBARQ MEMBER]

(Corporate Seal)

By:

Name:

Title:

Date:

[EMBARQ MEMBER]

(Corporate Seal)

By:

Name:

Title:

Date:

[EMBARQ MEMBER]
(Corporate Seal)

By:

Name:

Title:

Date:

ATTACHMENT A

ASSIGNED MARKS

MARK	U.S. REGISTRATION NO.
Digilink	1954862

Empowered Education	2919850

Line Guard	2020331

MessageLine	1615321

OneOneOne	2668261

SignalRing	2871122

Translink	1954863

ATTACHMENT B

SPRINT MARKS

SPRINT

ATTACHMENT C

MEMORANDUM OF ASSIGNMENT

This Trademark Assignment from Sprint Nextel Corporation, a Kansas corporation (“Assignor”), to Embarq Corporation, a Delaware corporation (“Embarq”) is effective                     , 2006.

RECITALS

•	Assignor owns the trademarks and U.S. Registration Nos. set forth below (together, the “Marks”); and

•	Embarq wants to acquire Assignor’s right, title and interest in and to the Marks.

ASSIGNMENT

THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, Assignor irrevocably assigns to Embarq all rights, title and interest in and to the Marks, the goodwill of the business associated with the Marks, and the corresponding U.S. trademark registrations:

MARK	U.S. REGISTRATION NO.
Digilink	1954862

Empowered Education	2919850

Line Guard	2020331

MessageLine	1615321

OneOneOne	2668261

SignalRing	2871122

Translink	1954863

ASSIGNOR: SPRINT NEXTEL CORPORATION

By:
Its:

Date:

ATTACHMENT D

MARKS OWNED BY THE EMBARQ GROUP

MARK	Serial/Reg. No
Centel Cellular	1522107

Premier	1526635

Premier	1540516

Premier	1520910

Premier	1489188

Premier	1442907

Premier	1398340

Premier ESP	1542285

ProtegeVoice	2342178

Tel-A-Mart	1122349

The Monitor	1440607

Digilink	1954862

Empowered Education	2919850

Line Guard	2020331

MessageLine	1615321

OneOneOne	2668261

SignalRing	2871122

Translink	1954863

Graphite Networks	78581848

Premier	1329316

Protégé	2204138

Other Embarq Marks:

Embarq Pinnacle

Embarq Clear Package

Embarq Clear Plus

Embarq Select Solutions

Embarq Solid International Solutions

Embarq Solid Solutions

ATTACHMENT E

PERMITTED COMBINED USE OF SPRINT MARKS AND EMBARQ MARKS

ATTACHMENT F

SPRINT MARK GUIDELINES

The Sprint Logo

The Sprint logo is the core of our visual identity and must be reproduced using original art. Approved artwork is available to Sprint associates at http://brand. Artwork is also available for agencies at www.sprint.com/brand

The Sprint logo should never be altered in any way or used as part of a business unit name, product name or service name. The logo should never appear as part of a sentence.

Trademark Use

The Sprint name and logo are registered trademarks. The ® symbol must be used on all printed materials except stationery, business cards and signs. If you have questions related to trademarks, visit the Sprint Law Department at http://pinpoint.corp.sprint.com/law/law/generalservices/trademark/

Logo Sizing

The minimum size far the Sprint logo is one inch measured horizontally. However, certain standard print applications have minimum sizes larger than one inch. Please refer to the complete Sprint Brand Identity Standards at http://brand for the correct sizes for these applications.

Minimum Size

Preferred Color Version

Alternative Color Version on a Sprint Gray Background

One-Color Versions

Reverse Version, Sprint Red Background Preferred

Positioning and Aligning the Logo

Staging Area

The staging area is a clear, uncluttered space that surrounds the Sprint logo. The minimum staging area is equal to the full height of the Sprint diamond.

Logo Placement

The Sprint logo must be placed in the top or bottom 20% of any printed communication. The left side is preferred to allow for vertical alignment.

Vertical Alignment

Vertical alignment is one of the most important features of printed Sprint communications. Alignment with the logo creates a structured relationship between it and the other elements on a page, helps it to stand out and helps maintain a clean layout. To achieve vertical alignment, key design elements must be aligned with the left edge of the “S” in the Sprint logo. Keep in mind that enough elements must align to ensure that the alignment is obvious and impactful.

Horizontal Alignment

Limiting the text that may appear in the horizontal-axis of the logo helps put emphasis on the logo and ensure a clean layout. For this reason, only minor text elements may sit on the horizontal axis (along the base line of the logo.) These include page numbers, dates, form numbers, toll-free numbers or URLs. Only one of these elements may be used at a time, and it must be positioned as far from the logo as possible.

In addition to the elements listed above, an approved tag line may also be used in the horizontal axis of the logo. Approved tag lines are those being used consistently across all communications for a business unit or corporate message. For information on approved tag lines, visit the brand web site or contact CBM.

Vertical Alignment

Horizontal Alignment

Color

Sprint Red, Sprint Gray and white are closely associated with the Sprint Brand and should dominate every piece.

Sprint Gray may be used in tints of 20%, 40%, 60% and 80%.

Sprint colors must be used in the correct proportions:

• 30% of a communication must be reserved for white space, the remaining 70% for content.

• The maximum proportion of Sprint Red to white is 50%.

• Use of Sprint Gray is required and must equal at least 30% but no more than 50% of the amount of Sprint Red.

The secondary color palette must be used only for accent and in the correct proportions. Keep in mind that it exists purely to support the primary palette (Sprint Red, Sprint Gray and white), therefore never use secondary colors for type or as a large field of background color. In layout, secondary colors must be no more than 1/4 the amount of Sprint Red.

Please note that the samples on this page are coated color. Uncoated colors and stock may produce slightly different color tones than those shown here.

The colors shown throughout this manual have not been evaluated by Pantone, Inc. for accurate PANTONE® Color Standards and may not match the PANTONE Color Standards. For accurate PANTONE Color Standards refer to the current edition of the PANTONE Color Formula Guide. PANTONE® is a registered trademark of Pantone, Inc. used under license.

4

Typography

Univers and Garamond are the only two approved Sprint typefaces. Use only the versions of Univers and Garamond typefaces shown at right; other styles are not allowed. For all communications, follow these rules:

- Set type in upper and lower case. Use all caps only to emphasize a single word, such as "FREE".
- Align type flush left and ragged right.
- Never change the kerning or letterspacing.
- Set type only in Sprint Red, Sprint Gray, black or white.
- Never distort typefaces or add effects.

Univers
Univers is for display text (headlines, banners, etc.), short body copy and when a call-to-action is positioned close to the Sprint logo.

Garamond
Garamond Book may be used only for body copy. No other weights should be used. Garamond Book Italic and Bold should only be used to emphasize an occasional word or phrase within text.

Sprint employees can download the approved families of both typefaces from the brand site at http://brand

Univers
Univers 45 Light
Univers 55 Regular
Univers 65 Bold
Univers 75 Black

Univers 45 Light Oblique (Italic)
Univers 55 Oblique (Italic)
Univers 65 Bold Oblique (Italic)
Univers 75 Black Oblique (Italic)

Univers 47 Condensed Light
Univers 57 Condensed Regular
Univers 67 Condensed Bold

Univers 47 Condensed Light Oblique (Italic)
Univers 57 Condensed Oblique (Italic)
Univers 67 Condensed Bold Oblique (Italic)

Garamond
Garamond Book

Imagery

Photography

These five guidelines should guide all of your decisions when choosing imagery. Images should:

• Support the message.

• Be high quality - professionally cropped or retouched.

• Reflect a benefit associated with the message.

• Not be obvious or over-used.

• Support the Sprint Brand attributes.

Illustrations

In certain applications, illustration may be more effective than photography or text. Adhere to the following rules for all illustrations:

• Use only illustrations with clean lines that are easy to understand.

• Illustrations may be reproduced only in Sprint primary or secondary colors.

• Use only professional and contemporary-looking illustrations.

• Use illustrations that deliver on the Sprint Brand Positioning.

• Avoid incorporation of text except where symbolic and intuitive (as the “STOP” on a stop sign.

To access pre-approved photography options, go to the Sprint Image Library at www.sprint.com/imagelibrary

How to Use the Sprint Name

The Sprint Name

Typically, all Sprint products and services carry the Sprint name. This strategy helps convey a single brand across all communications, which reinforces our leadership role in the industry and enables every product to benefit from all advertising and marketing initiatives.

The Sprint logo should never be used as part of a product or service name. The Sprint product or service name should never be altered by any graphic element, including lines or changes in color.

In Printed Materials

The appropriate trademark designation must be used at the first mention of the product name in text and at the most prominent use of the product or service name in a printed document.

Sprint in Copy

Just as our logo should not be altered, our name should also remain unchanged.

• Never use the Sprint name as a verb, as in “Sprint ahead!”

• Never use the Sprint name as an unrelated noun, as in “the final Sprint.”

• Avoid using Sprint in the possessive, as in “Sprint’s Brand Spirit.”

For additional information related to the use of Sprint trademarks and the Sprint trade name, visit http//pinpoint.corp.sprintcom/law/law/generalservices/trademark/

The Sprint Brand

The Sprint Brand is not simply our logo, our name, a product or even our company. It is a promise of an expected experience with our products and our company. In order for our customers to trust us, our brand has to be consistently communicated at every point of contact in every communication and environment.

The Sprint Brand Positioning

The Sprint Brand Positioning was updated in 4Q04 to reflect the changes in our company. The updated positioning links with our corporate strategy and serves as a unifying statement that sets the focus for the enterprise.

Sprint challenges the way things are to provide the best customer experience

• Being easiest to do business with

• Providing useful innovation

• Delivering complete solutions

This positioning is both aspirational and plausable. It drives all parts of the company to deliver the benefit of the positioning to employees and customers. The individual business unit positionings link to this overarching positioning.

To learn more about the Sprint Brand or the standards outlined in this overview, visit www.sprint.com/brand. For specific questions, please contact Corporate Brand Management at 800-627-2635, or via e-mail at brandgroup@mail.sprint.com